
October 20, 2022

Yandai Wang
Chief Executive Officer
SOS Limited
Building 6, East Seaview Park
298 Haijing Road, Yinzhu Street
West Coast New District, Qingdoa City
Shandong Province 266400
People's Republic of China

> **Re: SOS Limited**
> **Form 20-F for the fiscal period ending December 31, 2020**
> **Filed May 5, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed October 12, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed January 7, 2022**
> **File No. 001-38051**
> **Form 20-F for the fiscal period ending December 31, 2021**
> **Filed May 2, 2022**

Dear Yandai Wang:

We have reviewed your July 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2022 letter.

Form 20-F for the fiscal period ending December 31, 2021

Introduction, page iii

1.   We note your disclosure that "China" or the "PRC" refers to the People's Republic of China, excluding, for the purposes of your annual report only, Hong Kong and Macau, your primary reference to China and or the PRC in your risk factors with regard to operating, regulatory, legal, and governmental authorities and the flow of capital contributions/loans and or dividends/distributions through China SOS Limited, your wholly-owned subsidiary located in Hong Kong, and your PRC subsidiaries and the consolidated VIEs as reflected in your diagram on page 11. Please address the following:

   • Either remove the exclusion of Hong Kong and Macau from your definition of China or the PRC and clarify that the same legal and operational risks associated with operations in China also apply to operation in Hong Kong or disclose how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.
   • Provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your business and to what extent you believe you are compliant with the regulations or policies that have been issued.
   • Expand your "Enforceability of Civil Liability" discussion to address enforceability of civil liabilities in Hong Kong and Macau.

   Provide us with your proposed disclosure.

Part 1, page 1

2.   We note your response and revised disclosures in the 2021 Form 20-F in response to prior comment 1. Please address the following:

   • Revise references of "our VIE", "the Company's VIE" and "our VIE agreements" on pages 1, 3, 7, 26, 27, 30, 36 and 55 to "the VIE(s)" to reflect the contractual nature of the VIE agreements.
   • Remove your disclosures on pages 1, 2 and 26 that "the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations" and "under generally accepted accounting principles in the United States ("U.S. GAAP"), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations" and instead disclose the conditions you satisfied for consolidation of the VIE under U.S. GAAP.

   Provide us with your proposed disclosure.

3.   Please enhance your disclosure at the onset of Part 1 to disclose that uncertainty with regard to the PRC regulatory environment could cause the value of your ADS to significantly decline in value or become worthless. Provide us with your proposed disclosure.

Item 3. Key Information, page 2

4.   We note your response prior comment 2 and your proposed enhanced disclosures. Please address the following:

- Currently your SOS Organization Chart diagram reflects solid lines between all entities. Revise to present dashed lines for your VIE contractual agreements to clearly differentiate from your equity interests.
- Clarify the legal entity of "the operating entity in China" in the related SOS Organization Chart diagram disclosures and reflect with an arrow from and to, the ability to pay dividends and other distributions of equity as well as consulting and service fees.
- You disclose that subsidiaries inside China refers to the VIE's subsidiaries, including SOS Information Technology Co.,Ltd ("SOSIT"), Inner Mongolia SOS Insurance Agency Co., Ltd ("IMSOS"); and directly owned subsidiaries including SOS International Trading Co., Ltd ("SOSINT"), Qingdao SOS Investment LLP ("SOSIL"), Qingdao SOS Digital Technologies Ltd. ("SOSDT"), Common Prosperity Technology Co., Ltd. ("SOSCP"), SOS Ronghe Digital Technology Co., Ltd. ("SOSRD"), Weigou International Trading Co., Ltd ("SOSWI"), Shuyun International Trading Co., Ltd ("SOSSI"), SOS Auto Service Co., Ltd. ("SOSAS"), and Chexiaoer Technology Co., Ltd ("SOSCX").   Please reconcile this disclosure to your definition of variable interest entity(ies) on page iii, to your disclosures on page F-7 of entities, legal structure and or contractual relationship, including that SOSRD is a 31.22% subsidiary of SOSIT versus the 69% how Qingdao Enterprise Co. Ltd is reflected on page 4, to your related disclosures beginning on page F-28.
- Clarify your disclosures that as of December 31, 2021 and 2020, the VIE accounted for an aggregate of 99% and 100%, respectively, of your consolidated total assets, 99% and 100% respectively, of your consolidated total liabilities, and 100% and 100% respectively, of your consolidated total net revenues since your consolidating financial schedules on pages F-30 thru F-38 and the VIE column reflect immaterial activity for the periods presented.
- Disclose in Item 3., consolidating schedules of your financial position and operations, together with related cash flows consistent with your audited consolidating financial schedules on pages F-30 thru F-38.
- Disclose a rollforward of investments in subsidiaries outside China, in WFOE and in China SOS that reconciles beginning and or ending balance, plus or minus equity in earnings of VIEs, equity in earnings of subsidiaries, foreign currency translation and other in arriving at investments in subsidiaries outside China, in WFOE and in China

SOS prior to consolidation/elimination adjustments as of December 31, for the periods presented.

Provide us with your proposed disclosure.

5. We note your disclosure on page 4, that the consolidated VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital. Please enhance your disclosures to define registered capital and disclose the reserve requirement for the periods consistent with the consolidated financial statements included in your Form 20-F. Provide us with your proposed disclosure.

6. In your Risk Factors Summary on page 7, please conform your summary to include all risk factors identified in Item 3. Key Information – D. Risk Factors – "Risks Relating to Our Corporate Structure" and "Risks Relating to Doing Business in China" and cross reference each of these individual risks to its relevant detailed risk factor in Item 3.D. Provide us with your proposed disclosure.

7. Please revise your proposed disclosure in Item 3. to include a separate "Enforceability of Civil Liability" section regarding the ability to impose liability on officers and directors located in Hong Kong and China consistent with your risk factor disclosure on pages 39 of your 2021 Form 20-F. Provide us with your proposed disclosure.

8. Please disclose at the onset of Item 3, the risk to the underlying operations of the VIE of the ability and or impact to relocate and or reproduce operating activities elsewhere should operating in the PRC become prohibitive. Provide us with your proposed disclosure.

Item 5. Operating and Financial Review and Prospects, page 55

9. You disclose that the Company has not provided any financial support to the VIE and the VIE's subsidiaries for the years ended at December 31, 2021 and 2020. Please clarify this disclosure based on inter-company account activity presented in the consolidating cash flows on pages F-32, F-35 and F-38 and clarify your reference to "the Company." Provide us with your proposed disclosure.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance